Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated July 5, 2005, except for Earnings Per Share in Note 1, as to which the date is August 11, 2005, relating to the financial statements of CNX Gas Corporation, which appear in Amendment No. 5 to the Registration Statement on Form S-1 (file no. 333-127483).

We also consent to the incorporation by reference in this Registration Statement of our report dated June 14, 2004 relating to the financial statements of the CONSOL Energy Inc. Investment Plan for Salaried Employees for the year ended December 31, 2003, which appears in the Annual Report of the CONSOL Energy Inc. Investment Plan for Salaried Employees on Form 11-K for the year ended December 31, 2003.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

February 3, 2006